Exhibit 3.1

ESPORTS ENTERTAINMENT GROUP, INC.

CERTIFICATE OF DESIGNATIONS, POWERS, PREFERENCES AND OTHER RIGHTS OF PREFERRED STOCK AND QUALIFICATIONS, LIMITATIONS AND RESTRICTIONS THEREOF

OF

SERIES B PREFERRED STOCK

(Pursuant to Section 78.1955 of the
Nevada Revised Statutes)

ESPORTS ENTERTAINMENT GROUP, INC., a Nevada corporation (the “Corporation”), pursuant to the provisions of Section 78.1955 of the Nevada Revised Statutes, does hereby make this Certificate of Designations, Powers, Preferences and Other Rights of Preferred Stock and Qualifications, Limitations and Restrictions (the “Certificate of Designation”) and does hereby state and certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation (the “Board”) by the Amended and Restated Articles of Incorporation of the Corporation (as amended, the “Articles”), which authorizes the issuance of 10,000,000 shares of blank check preferred stock, $0.001 par value per share, in one or more series, the Board has duly adopted the following resolutions, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that, pursuant to Article VI(B) of the Articles, the Board hereby authorizes the issuance of, and fixes the designation and preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions, of a series of preferred stock of the Corporation subject to the following terms and provisions:

1. Designation, Amount and Par Value. The series of Preferred Stock created hereby shall be designated as the Series B Preferred Stock (the “Series B Preferred Stock”), and the number of shares so designated shall be one hundred (100). The shares of Series B Preferred Stock shall have a par value of $0.001 per share and will be uncertificated and represented in book-entry form

2. Dividends. The holder of Series B Preferred Stock, as such, shall not be entitled to receive dividends or distributions of any kind.

3. Voting Rights

3.1. Except as otherwise provided by the Articles or required by law, the holder of Series B Preferred Stock shall have no voting rights, except that the holder of Series B Preferred Stock shall have the right to vote on any resolution or proposal presented to the stockholders of the Corporation to approve a decrease in the number of the Corporation’s issued and outstanding shares of Common Stock (as defined below), or reverse stock split of such issued and outstanding shares, within a range as determined by the Board of Directors (the “Reverse Stock Split Proposal”).

3.2. Except as otherwise provided herein, the outstanding shares of Series B Preferred Stock shall have 25,000,000 votes per share. The outstanding shares of Series B Preferred Stock shall be considered issued and outstanding shares and entitled to vote for purposes of a quorum and shall vote together with the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of the Corporation as a single class exclusively with respect to the Reverse Stock Split Proposal and shall not be entitled to vote on any other matter except to the extent required under the Nevada Revised Statutes.

3.3. The shares of Series B Preferred Stock shall be voted, without action by the holder, on the Reverse Stock Split Proposal in the same proportion as shares of Common Stock are voted (excluding any shares of Common Stock that are not voted, or otherwise, or which are counted as abstentions or broker non-votes) on the Reverse Stock Split Proposal (and, for purposes of clarity, such voting rights shall not apply on any other resolution presented to the stockholders of the Corporation).

4. Rank; Liquidation and Other. The Series B Preferred Stock shall have no rights as to any distribution of assets of the Corporation for any reason, including upon a liquidation, bankruptcy, reorganization, merger, acquisition, sale, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, and shall not affect the liquidation or distribution rights of holders of any other outstanding series of preferred stock of the Corporation, if any.

5. Transfer. The Series B Preferred Stock may not be Transferred at any time prior to stockholder approval of the Reverse Stock Split Proposal without the prior written consent of the Board of Directors. “Transferred” means, directly or indirectly, whether by merger, consolidation, share exchange, division, or otherwise, the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of the shares of Series B Preferred Stock (or any right, title or interest thereto or therein) or any agreement, arrangement or understanding (whether or not in writing) to take any of the foregoing actions.

6. Redemption.

6.1. The outstanding shares of Series B Preferred Stock shall be redeemed in whole, but not in part, at any time (i) if such redemption is ordered by the Board of Directors in its sole discretion, automatically and effective on such time and date specified by the Board of Directors in its sole discretion, or (ii) automatically upon the stockholder approval of the Reverse Stock Split Proposal (any such redemption pursuant to this Section 6.1, the “Redemption”). As used herein, the “Redemption Time” shall mean the effective time of the Redemption.

6.2. Each share of Series B Preferred Stock redeemed in the Redemption pursuant to this Section 6 shall be redeemed in consideration for the right to receive an amount equal to $10 in cash (the “Redemption Price”) for each share of Series B Preferred Stock that is owned of record as of immediately prior to the applicable Redemption Time and redeemed pursuant to the Redemption, payable upon the applicable Redemption Time.

6.3. From and after the time at which the shares of Series B Preferred Stock are called for Redemption (whether automatically or otherwise) in accordance with Section 6.1, such shares of Series B Preferred Stock shall cease to be outstanding, and the only right of the former holder of such shares of Series B Preferred Stock, as such, will be to receive the applicable Redemption Price. The shares of Series B Preferred Stock Redeemed by the Corporation pursuant to this Certificate of Designation shall be automatically retired and restored to the status of authorized but unissued shares of Preferred Stock, upon such Redemption. Notice of a meeting of the Corporation’s stockholders for the submission to such stockholders of any proposal to approve the Reverse Stock Split shall constitute notice of the Redemption of shares of Series B Preferred Stock and result in the automatic Redemption of the shares of Series B Preferred Stock at the Redemption Time pursuant to Section 6.1 hereof. In connection with the filing of this Certificate of Designation, the Corporation has set apart funds for payment for the Redemption of the shares of Series B Preferred Stock and shall continue to keep such funds apart for such payment through the payment of the purchase price for the Redemption of such shares.

7. Severability. Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, then such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof.

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IN WITNESS WHEREOF, Esports Entertainment Group, Inc. has caused this Certificate of Designation of Series B Preferred Stock to be duly executed by the undersigned duly authorized officer as of this 20th day of December, 2022.

ESPORTS ENTERTAINMENT GROUP, INC.

By:	/s/ Damian Mathews
Name:	Damian Mathews
Title:	Chief Financial Officer and Chief Operating Officer

[Signature Page to the Certificate of Designation]